UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

                             SEC FILE NUMBER: 1-6249
                             CUSIP NUMBER: 976391102

             For Period Ended: June 30, 2006
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             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Winthrop Realty Trust
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Full Name of Registrant


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Former Name if Applicable

7 Bulfinch Place, Suite 500
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Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02114
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
|X| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission earlier today, Management of the Company concluded that its Series B-1 Redeemable Cumulative Convertible Preferred Shares of Beneficial Interest (the "Series B-1 Shares") were incorrectly classified as equity in the Company's unaudited balance sheet as of March 31, 2005, June 30, 2005, September 30, 2005 and March 31, 2006 as set forth in the Trust's Quarterly Reports on Form 10-Q for such periods and the Trust's audited balance sheet at December 31, 2005 as set forth in the Trust's Annual Report on Form 10-K/A for the year ended December 31, 2005 (the "Form 10-K/A") and should have been classified as a liability in accordance with FAS 150 because of the mandatory redemption provision applicable to the Series B-1 Shares. As a result of the foregoing, management of the Company concluded on August 4, 2006 that the Company should file a Form 10-K/A for the year ended December 31, 2005 and a Form 10-Q/A for the quarter ended March 31, 2006 for such periods correcting such classifications; financial statements for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 will be corrected in connection with the filings of Form 10-Q for the comparable 2006 interim periods. The Forms 10K/A and 10Q/A, as well as the Form 10-Q for the period ended June 30, 2006 are expected to be filed shortly.

SEC 1344 (03-05)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Carolyn Tiffany                617                570-4614
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                 (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                               |X| Yes    |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes    |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Winthrop Realty Trust
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 9, 2006                               By /s/ Carolyn Tiffany
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                                                         Carolyn Tiffany
                                                         Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).